April 27, 2006

Mail Stop: 4561

By U.S. Mail and facsimile to (646) 356-7034

Mr. Li Shaoming, Chief Executive Officer
Anza Capital, Incorporated
C/O Viking Investments
65 Broadway, Suite 888
New York, NY 10006

Re:	Anza Capital, Incorporated
	Item 4.01 Form 8-K
      Filed April 10, 2006
	File No. 000-24512

Dear Mr. Shaoming:

      We have reviewed your response letter dated April 24, 2005 and have reissued all of the following additional comments.

Form 8-K/A Item 4.01

1. Please amend your Form 8-K/A to include a paragraph specifically identifying the time period for which Singer, Lewak, Greenbaum & Goldstein, LLP`s was your independent accountants and that they opined on one year of financial statements, the year-ended April 30,
2005. We note that Singer, Lewak, Greenbaum & Goldstein, LLP was engaged by you in August 2004 and therefore only the most recent fiscal year-end and any subsequent interim periods preceding the dismissal will be applicable under Item 304(a)(1)of Regulation S-B.

2. Please amend your Form 8-K/A to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. We note that in paragraphs (1)(i) and (ii) you have stated both the board approved your independent accountants dismissal and that your independent accountants ceased the relationship.

3. Please amend your Form 8-K/A to consistently apply the relevant time period in all paragraphs. We note in paragraph (1)(v) the review period ending October 31, 2005 is used instead of the most recent fiscal year-end and any subsequent interim periods.

4. Please amend your Form 8-K/A to clarify whether or not there have been reportable events during the most recent fiscal year end. We note in paragraph (1)(vi) and in your April 30, 2005 Form 10-KSB that there were reportable weaknesses identified.

5. Please amend your Form 8-K/A to include the required letter from your former auditor addressing your revised disclosure as an exhibit
16 to your Form 8-K/A.  Refer to Item 304(a)(3) and Item 601(a).

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Paula Smith, Staff Accountant at (202) 551-
3696
if you have questions regarding comments on the financial statements and related matters.

			Sincerely,



									Paula Smith
									Staff Accountant






Mr. Li Shaoming, Chief Executive Officer
Anza Capital, Inc.
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